EXHIBIT 99.2
                                                                    ------------



THIRD INTERIM REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


MESSAGE TO SHAREHOLDERS

Western Oil Sands Inc. ("Western") is pleased to present its third quarter 2003 results and to provide an operational update for the Athabasca Oil Sands Project (the "Project" or the "AOSP"). In our first full quarter of reporting operating activities, Western recorded net revenue of $73.0 million, up from $16.2 million in the second quarter of 2003, and generated cash flow from operations of $9.6 million ($0.19 per share) compared with negative cash flow in the second quarter of $5.0 million. AOSP production volumes averaged 116,300 barrels per day, which is 75% of the Project's design capacity and almost double the 60,000 barrels per day reported by the Project for the second quarter of 2003.

         The AOSP continued to meet technical expectations and achieved bitumen design capacity for short periods, however a variety of start-up challenges affected operational reliability during the quarter, limiting the Project's ability to sustain production at the design capacity level. We gained valuable experience in dealing with these challenges and as we continue to move up the operational learning curve we are achieving not only increases in production volumes but also improved production reliability. At the same time, we are seeing a decline in the nonrecurring ramp-up expenditures - all of which lead to enhanced financial results. The focus heading into the fourth quarter of 2003 will be on continuous improvement while ramping up bitumen production at the Mine to design capacity of 155,000 barrels per day (31,000 net to Western), and the related synthetic crude production at the Scotford Upgrader (the "Upgrader") to 190,000 barrels per day (38,000 net to Western).

         Collecting on our cost overrun and project delay insurance claims, and the Project's construction insurance claim remain an important focus for Western. The Company's share of filed insurance claims and pending claims total approximately $337.0 million. In addition, a Statement of Claim to preserve Western's rights with regard to the cost overrun and project delay insurance claim was filed. This Statement of Claim includes aggravated and punitive damages totaling $650.0 million, and will only be served on the defendants and pursued in the courts in the event that resolution procedures cannot otherwise be agreed to on a timely basis.



On behalf of the Board of Directors                          Guy J. Turcotte

                                                             President and Chief
                                                             Executive Officer

                                                             October 23, 2003

MANAGEMENT'S DISCUSSION & ANALYSIS

THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2002 INCLUDED IN THE 2002 ANNUAL REPORT. IT OFFERS MANAGEMENT'S ANALYSIS OF OUR FINANCIAL AND OPERATING PERFORMANCE BASED ON INFORMATION CURRENTLY AVAILABLE. ACTUAL RESULTS MAY VARY FROM ESTIMATES AND THE VARIANCES MAY BE SIGNIFICANT.

OVERVIEW

Western Oil Sands Inc. ("Western") is a Canadian corporation which holds a 20 per cent undivided ownership interest in a multibillion dollar Joint Venture to exploit the recoverable bitumen resources found in certain oil sands deposits in the Athabasca region of Alberta and to pursue other oil and gas opportunities. Shell Canada Limited and Chevron Canada Limited hold the remaining 60 per cent and 20 per cent undivided ownership interests, respectively, in the Joint Venture. The Project involves certain other projects owned and operated by third parties, such as the Corridor Pipeline system and the ATCO Cogeneration Facilities.

-----------------------------------------------------------------------------------------------------------------
                       HIGHLIGHTS                                     3 MONTHS ENDED,            9 MONTHS ENDED,
                                                           ------------------------------------ -----------------
                                                             JUNE 30, 2003*     SEPT. 30, 2003   SEPT. 30, 2003*
-----------------------------------------------------------------------------------------------------------------
OPERATING DATA  (BBLS/D)
     Bitumen Production                                           16,957              23,260           21,760
     Synthetic Crude Sales                                        18,612              31,390           28,250

FINANCIAL DATA ( $ THOUSANDS EXCEPT PER SHARE AMOUNTS)
     Net Revenue                                               $  16,155         $    73,016     $     89,171
     Crude Oil Sales Price ($/bbl)                             $   35.64         $     35.07     $      35.16
     Cash Flow From Operations                                 $ (5,009)         $     9,575     $      2,359
     Net Earnings (Loss) Attributable to Common                $   1,362         $    (1,159)    $     (2,157)
     Shareholders
     Earnings (Loss) Per Share ($/share)                       $    0.03         $     (0.02)    $      (0.04)
     Net Capital Expenditures                                  $  25,321         $     3,281     $    140,770
-----------------------------------------------------------------------------------------------------------------

* THE THREE MONTHS ENDED JUNE 30, 2003 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2003 PRESENTED ABOVE REPRESENTS WESTERN'S OPERATIONS FROM JUNE 1, 2003, THE DATE COMMERCIAL OPERATIONS COMMENCED.


FINANCIAL RESULTS

The third quarter was the first full quarter of operations for Western. The Company commenced reporting operations on a commercial basis effective June 1, 2003 and, as a result, comparisons to prior year, pre-operating information have not been provided.

         During the third quarter, Western's net loss attributable to common shareholders was $1.2 million ($0.02 per share). This net loss includes $2.0 million of foreign exchange gains on its US denominated Senior Secured Notes. EBITDA (earnings before interest, taxes, depletion, depreciation and amortization), for the third quarter totaled $27.4 million (excluding foreign exchange gains), while cash flow from operations was $9.6 million.

         Western's financial results were negatively impacted in the third quarter of 2003 as bitumen production averaged approximately 75% of design capacity while operating expenses were higher than normal, due to various equipment and operational challenges associated with ramp-up activities.

OPERATIONS

------------------------------------------------------------------------------------------------------------------
                                                                3 MONTHS ENDED,                 9 MONTHS ENDED,
------------------------------------------------------------------------------------------------------------------
                                                      JUNE 30, 2003*      SEPT. 30, 2003        SEPT. 30, 2003*
------------------------------------------------------------------------------------------------------------------
REVENUE
      Oil Sands                                              19,898              101,265               121,163
      Marketing                                               5,242               23,887                29,129
      Risk Management                                          (210)              (2,656)               (2,866)
                                                  ----------------------------------------------------------------
      Total Revenue                                          24,930              122,496               147,426
                                                  ================================================================

PURCHASED FEEDSTOCKS AND TRANSPORTATION
      Oil Sands                                               3,599               25,212                28,811
      Marketing                                               5,176               23,869                29,045
      Transportation                                             --                  399                   399
                                                  ----------------------------------------------------------------
      Total Purchased Feedstocks and
      Transportation                                          8,775               49,480                58,255
                                                  ================================================================

NET REVENUE
      Oil Sands                                              16,299               76,053                92,352
      Marketing                                                  66                   18                    84
      Risk Management and Transportation                       (210)              (3,055)               (3,265)
                                                  ----------------------------------------------------------------
      Total Net Revenue                                      16,155               73,016                89,171
                                                  ================================================================

SYNTHETIC CRUDE SALES (BBLS/D)                               18,612               31,390                28,250
                                                  ================================================================

CRUDE OIL SALES PRICE ($/BBL)                                 35.64                35.07                 35.16
                                                  ================================================================

------------------------------------------------------------------------------------------------------------------

* THE THREE MONTHS ENDED JUNE 30, 2003 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2003 PRESENTED ABOVE REPRESENTS WESTERN'S OPERATIONS FROM JUNE 1, 2003, THE DATE COMMERCIAL OPERATIONS COMMENCED.

Western earned $122.5 million in crude oil sales revenue in the third quarter of 2003, including $101.3 million from its share of crude oil available for sale out of the Upgrader, at an average realized price of $35.07 per barrel. This increased from the $19.9 million in synthetic crude sales for June 2003, at an average realized price of $35.64 per barrel. After considering the impact of feedstocks and transportation Western generated net revenue of $73.0 million, including the $2.7 million reduction as a result of risk management activities and $0.4 million in transportation costs downstream of Edmonton.

         Western engages in a number of crude oil marketing transactions to support the netbacks derived from its proprietary production and to build long-term relationships within the refining community, including facilitating the movement of Western's synthetic crude oil through an established transportation infrastructure.

         Western's share of Project operating expenses totaled $44.1 million for the three-month period ended September 30, 2003. Included in operating expenses are the costs of transporting bitumen from the Mine to the Upgrader and the costs associated with removing overburden at the Mine. This equates to unit operating costs of $20.61 per barrel of bitumen produced at current production levels, but is not indicative of our expectations for future operating costs. As expected, various equipment and operational challenges associated with production ramp-up were encountered resulting in higher than normal operating expenses for this transitional quarter. With a continued focus on resolving these issues while moving up the operational learning curve, management anticipates increases in production volumes and improved reliability over time, along with a reduction in the nonrecurring ramp-up expenditures.

         Western expensed $0.5 million in royalties in the third quarter of 2003. Royalties are calculated at one percent of the gross bitumen revenue (based on its value prior to upgrading) until recovery of all the capital costs associated with the Mine, together with a return on capital equal to the Government of Canada long-term bond rate. Thereafter, royalties will be the greater of one percent of gross bitumen revenue and twenty-five percent of net bitumen revenue, after direct mining costs.

INTEREST

Interest expense reported in the third quarter of 2003 totaled $16.9 million comprised primarily of interest on the US$450 million Senior Secured Notes. Prior to Western reporting operating activities on June 1, 2003, all interest was capitalized as part of the cost of construction.

DEPRECIATION, DEPLETION AND AMORTIZATION

During the third quarter of 2003, Western incurred $12.3 million in depreciation, depletion and amortization. This reflects a full quarter of depletion and depreciation ($8.5 million) and amortization ($3.8 million). Depletion is calculated on a unit of production basis for Western's share of Project capital costs while the Company's previously deferred financing charges are amortized on a straight-line basis over the remaining life of the debt facilities.

INCOME TAXES AND CHARGE FOR CONVERTIBLE NOTES

Western reported a future income tax recovery of $0.05 million for the quarter, offset by Large Corporation Tax of $0.8 million (2002 - $0.4 million). A charge for the Convertible Notes of $0.7 million, net of tax, in the third quarter of 2003, represents accretion of the liability component of these notes. The Convertible Notes were classified as Shareholders' Equity until September 12, 2003, the last day that Western had an option to convert the notes to Share Capital instead of repaying them. The Convertible Notes were then reclassified to Long-term Debt, reflecting Western's decision to refinance the notes with proceeds from the new $240 million Revolving Credit Facility. In accordance with this classification, accretion was recorded up to September 12, 2003. Any interest on the Convertible Notes after that date was included in interest expense on the income statement.

LIQUIDITY AND CAPITAL RESOURCES

Non-cash working capital declined by $9.2 million during the third quarter of 2003. This decline was the result of a $14.9 million increase in accounts payable and a $0.5 million decrease in inventory, offset by an increase in accounts receivable of $6.2 million. Accounts payable increased during the third quarter of 2003 as a result of accrued interest owing on the US$450 million Senior Secured Notes, payable November 1, 2003. The increase in accounts receivable reflects quarter over quarter growth in Western's synthetic crude sales volumes.

         During the third quarter Western repaid $14.0 million on its credit facilities financed through both the positive cash flow and the decrease in non-cash working capital from operations. At September 30, 2003, Western had drawn a total of $157 million on its bank facilities.

         On October 16, 2003 Western established a new Revolving Credit Facility for $240 million. This new credit facility was established to refinance the Convertible Notes, due on October 25, 2003, replacing the existing Revolving Credit Facility and providing additional working capital resources to the Company.

RISK MANAGEMENT

To date, three insurance claims relating to the fire and subsequent freeze damage at the Mine totaling $110 million ($22 million net to Western) have been presented to insurers for payment, with further submissions to follow. In addition, the Joint Venture has filed a $500 million claim ($100 million for Western's share) with insurers for loss of profits due to delays resulting from the January fire. Western's own cost overrun and project delay insurance claims total $500 million and have been submitted against the $200 million policy limit. In order to preserve its rights with regard to the parties involved in placing and issuing the policy, Western has filed a Statement of Claim in the amount of $850 million against such parties. This Statement of Claim includes aggravated and punitive damages totaling $650 million, and will only be served on the defendants and pursued in the courts in the event that resolution procedures cannot otherwise be agreed to on a timely basis. While Western expects significant recoveries under these insurance policies, no provision for insurance proceeds or the aggravated and punitive damages was made in the financial statements at September 30, 2003, except for the $7.9 million of fire insurance proceeds received to date. Upon receipt of any insurance proceeds such amounts are and will be credited against capital assets. As a result of delays in receiving proceeds on these claims, Western obtained additional financing during the nine month period ended September 30, 2003, increasing the original Revolving Credit Facility by $60 million and subsequently establishing the new $240 million Revolving Credit Facility.

         The objective of Western's hedging program is to mitigate exposure to the volatility of crude oil prices, thereby stabilizing current and future cash flow from the sale of our synthetic crude products. The Company's strategy is to protect the base capital program and ensure funding of debt obligations by providing a stable platform of cash flow. To this end, Western has entered into contracts for 15,000 barrels per day of crude oil for the remainder of 2003 and all of 2004 at average prices of US$28.18 and US$26.73 per barrel, respectively, and for 9,000 barrels per day for the first three months of 2005 at US$25.63 per barrel. With high crude oil prices in the third quarter of 2003 Western's risk management program reduced pre-tax revenues by approximately $2.7 million.

CAPITAL EXPENDITURES

Western's capital expenditures for the third quarter of 2003 totaled $7.2 million. Included were expenditures of $3.2 million for Western's share of new capital projects in the quarter, $3.4 million for capital repairs required as a result of the January fire and $0.6 million of corporate assets.

BUSINESS RISKS

Western is subject to a number of business risks that are typical given the nature of Western's operations. These risks are described in Western's previous public disclosures, including the 2002 Annual Report, which are available on the Company's website.

JACKPINE EXPANSION

A regulatory hearing for the Jackpine Mine was completed on October 15, 2003. This project includes a mining and extraction facility on the eastern portion of Lease 13 to produce approximately 200,000 barrels per day of bitumen. Timing of the development will depend on the outcome of the regulatory process and market conditions, project costs, and sustainable development considerations.

OUTLOOK

Looking ahead to the final quarter of 2003 and into 2004, the Project will focus on continuous improvement, moving towards sustained design capacity production while reducing operating expenses. The valuable experience gained in meeting the challenges faced in the third quarter will ensure that ramp-up continues in a safe and reliable manner. Western will continue to focus on the related marketing and financing challenges that are created by this ramp-up, ensuring that Western has adequate financial resources and the necessary marketing framework for our synthetic crude products.


THIS QUARTERLY REPORT CONTAINS "FORWARD-LOOKING STATEMENTS" BASED UPON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, FUTURE PROJECTS AND FUTURE CAPITAL SPENDING, THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN; MARKET CONDITIONS, LAW OR GOVERNMENT POLICY, OPERATING CONDITIONS AND COSTS, PROJECT SCHEDULES, OPERATING PERFORMANCE, DEMAND FOR OIL, GAS AND RELATED PRODUCTS, PRICE AND EXCHANGE RATE FLUCTUATIONS, COMMERCIAL NEGOTIATIONS OR OTHER TECHNICAL AND ECONOMIC FACTORS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS AS AT THE DATE HEREOF.

WESTERN OIL SANDS INC.
CONSOLIDATED BALANCE SHEETS

                                                                 AS AT SEPTEMBER 30     AS AT DECEMBER 31
($ thousands)                                                           2003                   2002
----------------------------------------------------------------------------------------------------------
                                                                    (UNAUDITED)
ASSETS
Current Assets
    Cash                                                        $           2,975      $          14,428
    Accounts Receivable                                                    41,684                  6,624
    Inventory (note 1)                                                     12,081                  4,175
----------------------------------------------------------------------------------------------------------
                                                                           56,740                 25,227
----------------------------------------------------------------------------------------------------------

Capital Assets (note 2)                                                 1,346,757              1,306,989
Deferred Charges                                                           22,617                 27,422
Future Income Taxes (note 6)                                                6,092                     --
----------------------------------------------------------------------------------------------------------
                                                                        1,375,466              1,334,411
----------------------------------------------------------------------------------------------------------
                                                                $       1,432,206      $       1,359,638
==========================================================================================================

LIABILITIES
Current Liabilities
    Accounts Payable and Accrued Liabilities                    $          73,812      $          40,953
    Convertible Notes (note 3)                                                 --                  4,055
----------------------------------------------------------------------------------------------------------
                                                                           73,812                 45,008
Long-term Liabilities
    Long-term Debt (note 3)                                               852,680                775,820
    Obligations Under Capital Lease                                        54,245                 50,859
    Future Income Taxes (note 6)                                               --                    454
----------------------------------------------------------------------------------------------------------
                                                                          906,925                827,133
----------------------------------------------------------------------------------------------------------
                                                                          980,737                872,141
----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share Capital (note 4)                                                    476,349                426,275
Convertible Notes (note 3)                                                     --                 83,945
Deficit                                                                   (24,880)               (22,723)
----------------------------------------------------------------------------------------------------------
                                                                          451,469                487,497
----------------------------------------------------------------------------------------------------------
                                                                $       1,432,206      $       1,359,638
==========================================================================================================

Subsequent Events (note 11)

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                NINE MONTHS
                                                             THREE MONTHS ENDED                    ENDED
                                                                SEPTEMBER 30,                  SEPTEMBER 30,
(UNAUDITED)                                                  2003           2002            2003           2002
---------------------------------------------------------------------------------------------------------------------
($ thousands, except per share amounts)

REVENUES                                                 $   122,496    $         --    $   147,426    $         --
---------------------------------------------------------------------------------------------------------------------
EXPENSES:
     Operating Expenses                                       44,121              --         57,002              --
     Purchased Feedstocks and Transportation                  49,480              --         58,255              --
     Royalties                                                   513              --            651              --
     General and Administrative                                  972           1,344          4,273           4,085
     Interest                                                 16,896              --         22,429              --
     Depreciation, Depletion and Amortization                 12,324              49         15,681             135
     Write-off of Deferred Financing Costs                        --              --             --          22,759
     Foreign Exchange Gain                                    (2,041)             --         (9,034)             --
---------------------------------------------------------------------------------------------------------------------
                                                             122,265           1,393        149,257          26,979
---------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                231          (1,393)        (1,831)        (26,979)
---------------------------------------------------------------------------------------------------------------------
Provision for Income Taxes (note 6):
     Current Income Taxes                                        775             428          2,311           1,278
     Future Income Taxes                                         (46)             --         (4,115)             --
=====================================================================================================================
                                                                 729             428         (1,804)          1,278
=====================================================================================================================
NET LOSS                                                        (498)         (1,821)           (27)        (28,257)

Charge for Convertible Notes (net of tax)                        661              --          2,130              --
=====================================================================================================================
Net Loss Attributable to Common
     Shareholders                                             (1,159)         (1,821)        (2,157)        (28,257)
Deficit at Beginning of Period                               (23,721)        (38,873)       (22,723)        (12,437)
---------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                                $    (24,880)   $    (40,694)  $    (24,880)    $   (40,694)
=====================================================================================================================

NET LOSS PER SHARE (NOTE 5):
    Basic                                               $     (0.02)    $      (0.04)  $      (0.04)    $     (0.59)
=====================================================================================================================

 See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                SEPTEMBER 30,               SEPTEMBER 30,
(UNAUDITED)                                                 2003           2002           2003            2002
-------------------------------------------------------------------------------------------------------------------
($ thousands)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
   Net Loss                                             $       (498)  $     (1,821)   $        (27)    $  (28,257)
Non-cash items:
   Depreciation, Depletion and Amortization                   12,324             49          15,681            135
   Write-off of Deferred Charges                                  --             --              --         22,759
   Unrealized Foreign Exchange Gain                           (2,205)            --          (9,180)            --
   Future Income Tax Recovery                                    (46)            --          (4,115)            --
===================================================================================================================
CASH FROM OPERATIONS                                           9,575         (1,772)          2,359         (5,363)
Decrease in Non-Cash Working Capital (note 10)                 7,554             --          19,879             --
-------------------------------------------------------------------------------------------------------------------
                                                              17,129         (1,772)         22,238         (5,363)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Issue of Share Capital                                        152            283          51,362          1,651
   Share Issue Expenses                                          (18)            --          (2,209)            --
   Issue (Repayment) of Long-term Debt                       (14,000)        78,000          92,000        507,358
   Deferred Charges                                              (22)          (288)           (375)       (17,454)
   Charge for Convertible Notes                               (1,123)            --          (3,640)            --
   Repayment of Obligations Under
     Capital Lease                                               (46)            --             (73)            --
   Repayment of Long-term Liabilities                             --             --              --        (53,688)
-------------------------------------------------------------------------------------------------------------------
CASH GENERATED (USED)                                        (15,057)        77,995         137,065        437,867
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Capital Expenditures                                       (7,241)      (145,348)       (148,690)      (413,963)
   Insurance Proceeds                                          3,960             --           7,920             --
   Decrease (Increase) in Non-Cash
    Working Capital (note 10)                                  1,659         12,881         (29,986)         9,693
-------------------------------------------------------------------------------------------------------------------
CASH INVESTED                                                 (1,622)      (132,467)       (170,756)      (404,270)
-------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash                                      450        (56,244)        (11,453)        28,234

Cash at Beginning of Period                                    2,525        137,451          14,428         52,973
-------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                   $      2,975   $     81,207    $      2,975     $   81,207
===================================================================================================================


See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts in thousands)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2002. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2002.

Effective June 1, 2003 the Corporation commenced commercial operations and accordingly has recorded revenues and expenses related to the Corporation's share of operations of the Oil Sands Project.

1.       INVENTORY

                                                   SEPTEMBER 30, 2003    DECEMBER 31, 2002
--------------------------------------------------------------------------------------------
                                                      (Unaudited)
Product Inventory                                    $        5,273        $        4,175
Parts, Supplies and Other                                     6,808                    --
--------------------------------------------------------------------------------------------
                                                     $       12,081        $        4,175
============================================================================================


2.       CAPITAL ASSETS

                                                   SEPTEMBER 30, 2003    DECEMBER 31, 2002
--------------------------------------------------------------------------------------------
                                                      (Unaudited)
Oil Sands Project                                    $    1,287,916        $    1,243,061
Oil Sands Project Assets Under Capital Lease                 54,318                50,859
Corporate Assets                                             15,557                13,601
--------------------------------------------------------------------------------------------
                                                          1,357,791             1,307,521
Less Accumulated Depreciation                               (11,034)                 (532)
--------------------------------------------------------------------------------------------
                                                     $    1,346,757        $    1,306,989
============================================================================================

It is the Corporation's policy to capitalize carrying costs including interest expense for capital assets acquired, constructed or developed over time up until the point in time when the assets are substantially complete and after commercial production has begun. As at September 30, 2003, $87.1 million of net interest expense (December 31, 2002 - $63.6 million) has been capitalized as part of the Oil Sands Project. Cash interest paid for the nine months ended September 30, 2003 was $33.5 million (2002 - $9.0 million). Cash interest received for the nine months ended September 30, 2003 was $0.1 million (2002 - $2.0 million).

3.       LONG-TERM DEBT

                                                   SEPTEMBER 30, 2003    DECEMBER 31, 2002
-------------------------------------------------------------------------------------------
                                                      (Unaudited)
US$450 million Senior Secured Notes                  $      607,680        $      710,820
Senior Credit Facility                                       90,000                45,000
Revolving Credit Facility                                    67,000                20,000
Convertible Notes                                            88,000                    --
-------------------------------------------------------------------------------------------
                                                     $      852,680        $      775,820
===========================================================================================

The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the Notes was $103.1 million for the nine months ended September 30, 2003, of which $94.0 million was capitalized.

On September 12, 2003 the Corporation's conversion option on the Convertible Notes expired. As a result the Convertible Notes will be settled on their October 25, 2003 maturity date. The Corporation will refinance these Convertible Notes using availability that it will have under its new Revolving Credit Facility (see Note 11).


4.       SHARE CAPITAL

ISSUED AND OUTSTANDING:

                                                        NUMBER OF SHARES      AMOUNT
--------------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2002                                47,742,471    $   414,312
Issued on Exercise of Employee Stock Options                   126,400          1,137
Issued for Cash                                              2,050,000         50,225
Share Issue Costs, Net of Tax                                       --         (1,288)
--------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2003                               49,918,871        464,386
--------------------------------------------------------------------------------------

CLASS D PREFERRED SHARES, SERIES A
Balance at December 31, 2002 and September 30, 2003            666,667         11,963
--------------------------------------------------------------------------------------

TOTAL ISSUED SHARE CAPITAL AT SEPTEMBER 30, 2003            50,585,538    $   476,349
                                                                          ============

OUTSTANDING:
Class A Warrants                                               494,224
Stock Options                                                1,291,100
--------------------------------------------------------------------------
DILUTED SHARES AT SEPTEMBER 30, 2003                        52,370,862
==========================================================================

On February 7, 2003 the Corporation completed a public offering for the issuance of 2,050,000 Common Shares for total proceeds of $50.2 million, before consideration of the share issue costs of $2.2 million ($1.3 million net of tax). The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. Proceeds of the offering were used to pay down certain amounts that had been drawn on the bank debt and to fund the capital expenditures.

The Corporation has 494,224 Class A Warrants outstanding. Each Class A Warrant entitles the holder to purchase one Common Share at $2.50 per share until five years after start-up of the oil sands project. In addition the Corporation had 5,629,641 call obligations that expired March 31, 2003.

5.       LOSS PER SHARE

The basic weighted average number of shares for the three and nine month periods ended September 30, 2003 are 50,578,895 and 50,260,719 respectively (2002 -
48,354,038 and 48,307,315 respectively). Due to a loss for the three and nine month periods ended September 30, 2003, zero incremental shares are included for the diluted earnings per share weighted average number because the effect would be anti-dilutive.


6.       INCOME TAX

The future income tax asset (liability) consists of:

------------------------------------------------------------------------------------------------------------------
                                                                           SEPTEMBER 30, 2003   DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
Future Income Tax Assets:
   Net Losses Carried Forward                                             $          40,486     $          19,069
   Share Issue Costs                                                                  2,937                 2,096
   Debt Issue Costs                                                                   3,134                 1,386
Future Income Tax Liabilities:
   Renunciation of Deductions for Flow-through Shares                               (21,345)              (23,005)
   Capital Assets in Excess of Tax Values                                           (17,530)                   --
   Unrealized Foreign Exchange Gain                                                  (1,590)                   --
------------------------------------------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSET (LIABILITY)                                   $           6,092     $            (454)
==================================================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 41.12% (2002 - 42.12%) with actual income taxes:

                                                       THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                          SEPTEMBER 30,                      SEPTEMBER 30,
------------------------------------------------------------------------------------------------------------------
(Unaudited)                                           2003             2002           2003              2002
------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes                 $       231   $       (1,393) $        (1,831)   $      (26,979)
------------------------------------------------------------------------------------------------------------------

Income Tax Recovery at                                     95             (587)            (753)          (11,364)
  Statutory Rate
Effect of Tax Rate Changes                                692               --              137                --
Non-taxable Portion of
  Foreign Exchange Gain                                  (486)              --           (2,128)               --
Non-capital Loss Carryforward                            (347)              --           (1,371)               --
Large Corporations Tax                                    775              428            2,311             1,278
Unrecognized Benefit of Losses                             --              587               --            11,364
------------------------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                     $       729  $           428  $        (1,804)  $         1,278
==================================================================================================================

7.       STOCK-BASED COMPENSATION

No compensation expense has been recognized when stock options were granted. Had compensation expense been determined based on the fair value method for awards made after December 31, 2001, the Corporation's net earnings and earnings per share would have been adjusted to the proforma amounts indicated below:

                                                        THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                           SEPTEMBER 30,                     SEPTEMBER 30,
------------------------------------------------------------------------------------------------------------------
(Unaudited)                                            2003             2002            2003              2002
------------------------------------------------------------------------------------------------------------------
Compensation Expense                              $       304  $           214     $          842    $        498
Net Loss  Attributable to Common  Shareholders -
as Reported                                            (1,159)          (1,821)            (2,157)        (28,257)
------------------------------------------------------------------------------------------------------------------
Net Loss  Attributable to Common  Shareholders -
Proforma                                          $    (1,463) $        (2,035)    $       (2,999)   $    (28,755)
==================================================================================================================
Basic Net Loss per share:
     - as Reported                                $     (0.02) $         (0.04)    $        (0.04)   $      (0.59)
==================================================================================================================
     - Proforma                                   $     (0.03) $         (0.04)    $        (0.06)   $      (0.60)
==================================================================================================================

The proforma amounts exclude the effect of stock options granted prior to January 1, 2002. No options were granted during the three month period ended September 30, 2003.


8.       COMMITMENTS AND CONTINGENCIES

(a)      Commitments

The Corporation and the owners of the oil sands Joint Venture have entered into long-term operating lease obligations for certain equipment related to the oil sands project. The term of these lease obligations is between three and seven years, and the agreements provide for a committed payment of 85 per cent of the original cost of the equipment to the lessor at the end of the terms. The Corporation anticipates its share of the final value of the leased equipment will total between $40 and $60 million. At September 30, 2003 the Corporation's share of committed payments amounted to $45.3 million.

(b)      Contingencies

During the nine months ended September 30, 2003 the Corporation has submitted claims, under the insurance coverage provided in our Joint Venture construction policies, in respect of the fire that occurred in January 2003 at the Muskeg River Mine extraction plant. The Corporation has extensive insurance coverage in place and is seeking to recover these costs from insurers. Interim claims for $110 million ($22 million for the Corporation's share) have been submitted and a total of $7.9 million received by the Corporation as of September 30, 2003 for property damages. The Joint Venture has also filed a $500 million claim ($100 million for the Corporation's share) in respect of loss of profits due to production delays resulting from the fire.

Western has filed a Statement of Claim, against the parties involved in placing and issuing the cost overrun and start up delay insurance policy, in an amount exceeding $200 million. Aggravated and punitive damages totaling $650 million have also been claimed against the insurers. The Statement of Claim will only be served on the insurers and pursued in the courts in the event that resolution procedures cannot otherwise be agreed to on a timely basis.

No further amounts, other than those collected at September 30, 2003, have been recognized in these statements relating to these insurance policies nor will an amount be recognized until the proceeds are received.

9.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars. The agreements are summarized as follows at September 30, 2003:

------------------------------------------------------------------------------------------------------------------
                                                                                              UNREALIZED INCREASE
                                                                                             (DECREASE) TO FUTURE
                        NOTIONAL VOLUME                                      SWAP PRICE             REVENUE
    INSTRUMENT            (bbls/d)                HEDGE PERIOD                 ($/bbl)             (Cdn $'s)
------------------------------------------------------------------------------------------------------------------
    WTI Swaps              15,000             October to December 2003        US$28.18        $      (1,526)
    WTI Swaps              15,000                    Fiscal 2004              US$26.73        $        (667)
    WTI Swaps              9,000                January to March 2005         US$25.63        $          12
==================================================================================================================

10.      CHANGES IN NON-CASH WORKING CAPITAL

                                                            THREE MONTHS ENDED             NINE MONTHS ENDED
                                                               SEPTEMBER 30,                 SEPTEMBER 30,
------------------------------------------------------------------------------------------------------------------
(Unaudited)                                                2003           2002           2003            2002
------------------------------------------------------------------------------------------------------------------
Source (Use):
Operating Activities
     Accounts Receivable                               $  (7,443)     $       --       $  (37,613)  $          --
     Inventory                                               501          (3,119)          (7,906)         (3,119)
     Accounts Payable and Accrued Liabilities             14,496           3,119          65,398            3,119
------------------------------------------------------------------------------------------------------------------
                                                       $   7,554      $       --       $   19,879   $          --
------------------------------------------------------------------------------------------------------------------

Investing Activities
     Accounts Receivable                               $   1,240      $      732       $    2,553   $       3,028
     Accounts Payable and Accrued Liabilities                419          12,149          (32,539)          6,665
------------------------------------------------------------------------------------------------------------------
                                                       $   1,659      $   12,881       $  (29,986)  $       9,693
==================================================================================================================

11.      SUBSEQUENT EVENTS

On October 16, 2003 the Corporation established a new Revolving Credit Facility in the amount of $240 million to refinance the Convertible Notes and the existing Revolving Credit Facility, and to provide additional working capital availability.